Via Facsimile and U.S. Mail
Mail Stop 6010


September 22, 2005


Mr. James M. Frates
Chief Financial Officer
Alkermes, Inc.
88 Sidney Street
Cambridge, MA  02139-4136

Re:	Alkermes, Inc.
	Form 10-K for the Fiscal Year Ended March 31, 2005
      Form 10-Q for the Quarterly Period Ended June 30, 2005
	File No. 001-14131


Dear Mr. Frates:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7.  Management`s Discussion and Analysis or Financial
Condition
and ..., page 30

Critical Accounting Policies, page 32

1. We note that (a) your accrual for amounts due to clinical research organizations are among your most significant estimates and (b) your recognition of manufacturing revenues is based on information supplied to you and may require you to make estimates. For each of these and any other critical accounting estimates, please tell us how accurate they have been in the past, how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change in the assumptions underlying these estimates would be material.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Loss, page
F-
3

2. Please tell us how combining manufacturing and royalty revenues is consistent with Rule 5-03(b)(1) of Regulation S-X. In your response, provide us the amount of royalty revenues and, if applicable, the cost of royalty revenues for each period presented.

Notes to Consolidated Financial Statements, page F-6

2. Summary of Significant Accounting Policies, page F-6

Deferred Revenue, page F-10

3. Please tell us the circumstances when you amortize the prepayments of research and development costs you received based upon services performed, as opposed to when you amortize them on a straight-line basis.

6.  Convertible Subordinated Notes, page F-14

4. Please tell us whether the value of the embedded derivative related to the additional interest resulted in a beneficial conversion feature and the specific accounting literature supporting your conclusion. In so doing, please address the applicability of (and, if applicable, your compliance with) APB 14 and Issue 1 of EITF
00-27.

9.  Convertible Preferred Stock, page F-18

5. On your consolidated balance sheets, we noted that you exclude the proceeds from the issuance of this stock from shareholders` equity and include it under "Liabilities and Shareholders` Equity". As it is unclear from this presentation and from your disclosures, please tell us whether you consider the proceeds to be a liability. If so, please tell us (a) the provisions and guidance that make it a liability and (b) how you have sufficiently disclosed these provisions (as required by SFAS 129 and 150) or provide us with these disclosures. If not, please propose revisions to your balance sheets and related disclosures that would clarify this. In addition, please tell us how you determined that all of the proceeds should be allocated to the stock and address the applicability of (and, if applicable, your compliance with) EITF D-98 and paragraph 13 of SFAS
68.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Part I - Item 2.  Management`s Discussion and Analysis of
Financial
...., page 12

Critical Accounting Policies, page 15

Revenue Recognition Policies, page 15

Revenues Related to the License and Collaboration Agreement and
Supply ..., page 15

6. We note that your share of product profits and losses under these agreements will be recorded under the caption "Net collaborative profits" in your statements of operations. Please tell us why this presentation would be appropriate and cite the specific accounting literature supporting your position. In so doing, please also address whether EITF 99-19 would be applicable and, if so, how your presentation would comply with it.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658, or Oscar M. Young, Jr., Senior Accountant, at (202) 551-
3622,
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. James M. Frates
Alkermes, Inc.
September 22, 2005
Page 4